UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE AS OF 1934
For the month of September 2011
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Rajiv Gandhi Salai, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Entry Into a Material Definitive Agreement
As previously reported on a Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2010, Sify Technologies Limited (the “Company”) entered into a subscription agreement, dated as of October 22, 2010, with Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers (the “Subscription Agreement”). The purchasers are entities and affiliates of Raju Vegesna, the Chief Executive Officer and Managing Director of the Company. The Representative is the Executive Director of the Company and the brother of Raju Vegesna.
The Subscription Agreement provided for the issuance of 125,000,000 of the Company’s equity shares, par value Rs. 10 per share (the “Equity Shares”). Pursuant to the Subscription Agreement and in accordance with Indian law, the subscription price for the Equity Shares issuable pursuant to the Subscription Agreement was to be paid by the purchasers in installments, as determined by the Board of Directors of the Company, on or prior to September 26, 2011. As of the date of this Report on Form 6-K, the Board of Directors, in accordance with the Subscription Agreement, called upon the purchasers to pay to the extent of 50% of the subscription amount aggregating to Rs.200 crores, or approximately $43.48 million, which has been paid in full by the purchasers.
On September 7, 2011, the parties entered into an amendment to the Subscription Agreement (the “Amendment”) extending the validity of the agreement period to September 26, 2013. This Amendment provides the Board of Directors of the Company with additional time to call upon the purchasers to pay the balance money, in accordance with the terms of the Subscription Agreement, at any time before September 26, 2013.
A copy of the Amendment is attached as Exhibit 99.1 to this Report on Form 6-K, and is incorporated herein by reference. The foregoing description of the Amendment is a summary only and is subject to, and qualified in its entirety by, such exhibit.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 7, 2011

SIFY TECHNOLOGIES LIMITED
By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
	Title:	Chief Financial Officer

Exhibit filed with this Report

Exhibit Number	Description
99.1	Amendment to Subscription Agreement, dated September 7, 2011, by and between Sify Technologies Limited and Ananda Raju Vegesna